UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 10, 2023

CTI BIOPHARMA CORP.

(Exact name of registrant as specified in its charter)

Delaware	000-28386	91-1533912
(State or other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

3101 Western Avenue, Suite 800

Seattle, Washington 98121

(Address of principal executive offices, including Zip Code)

(206) 282-7100

(Registrant’s telephone number, including area code)

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001	CTIC	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On May 10, 2023, CTI BioPharma Corp., a Delaware corporation (“CTI”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Swedish Orphan Biovitrum AB (publ), a Swedish public limited liability company (“Sobi”), and Cleopatra Acquisition Corp., a Delaware corporation and a wholly owned, indirect subsidiary of Sobi (“Purchaser”).

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of CTI common stock (the “Shares”) at an offer price of $9.10 per Share, net to the seller in cash, without interest, subject to any applicable withholding taxes (the “Offer Price”).

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of the conditions set forth in Annex I to the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn that number of Shares that, when added to any Shares then owned by Sobi and its controlled affiliates, represent at least one Share more than half of the sum of (A) all Shares then outstanding as of the expiration of the Offer, and (B) all Shares that CTI may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then-outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares or other rights to acquire or be issued Shares (in each case other than outstanding shares of CTI preferred stock), regardless of the conversion or exercise price or other terms and conditions thereof (the “Minimum Condition”); (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and receipt of clearance, approval or consent under any other applicable antitrust law; and (iii) those other conditions set forth in Annex I to the Merger Agreement.

Following the consummation of the Offer and upon the terms and subject to the conditions of the Merger Agreement, Purchaser will merge with and into CTI, with CTI surviving as a wholly owned, indirect subsidiary of Sobi (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time (the “Effective Time”) of the Merger (other than certain excluded Shares as described in the Merger Agreement) will automatically be converted into the right to receive the Offer Price.

In addition, immediately prior to the Effective Time, each unexpired and unexercised option to purchase Shares under any CTI stock plan (each, a “Company Stock Option”), whether or not vested, and that has an exercise price per Share that is less than the Offer Price, shall be cancelled and converted into the right to receive a payment in cash (without interest and less any applicable withholding taxes) equal to the product of (i) the total number of Shares subject to such Company Stock Option immediately prior to such cancellation and (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to such Company Stock Option immediately prior to such cancellation. At the Effective Time, each Company Stock Option that is then outstanding and unexercised, whether or not vested, and that has an exercise price per Share that is equal to or greater than the Offer Price, shall be cancelled and the holder thereof shall not be entitled to any payment with respect to such cancelled Company Stock Option.

In addition, each share of CTI preferred stock that is issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $91,000 per share (which is calculated in accordance with CTI’s certificate of designation applicable to such share of CTI preferred stock), without interest, subject to any applicable withholding taxes.

The Merger Agreement includes representations, warranties and covenants of the parties customary for a transaction of this nature. Among other things, until the earlier of the termination of the Merger Agreement or the Effective Time, CTI has agreed to operate its business in the ordinary course consistent with past practice and has agreed to certain other operating covenants, as set forth fully in the Merger Agreement. The Merger Agreement also prohibits CTI’s solicitation of proposals relating to alternative transactions and restricts CTI’s ability to furnish information to, or participate in any discussions or negotiations with, any third party with respect to any such transaction, subject to certain limited exceptions.

Either CTI or Sobi may terminate the Merger Agreement in certain circumstances, including if (i) the Offer is not completed by 11:59 p.m. Eastern Time on September 11, 2023, subject to automatic extension in the event that antitrust approval has not been obtained (the “Outside Date”), (ii) a governmental authority of competent jurisdiction has issued a final, non-appealable judgment preventing the consummation of the Offer or the Merger or any applicable law by such a governmental authority makes consummation of the Offer or the Merger illegal, (iii) the Offer has expired without the acceptance of the Shares for payment or the purchase of Shares validly tendered pursuant to the Offer, in a circumstance in which all of the conditions to the Offer have been satisfied or waived (other than the Minimum Condition) following extension of the Offer pursuant to the Merger Agreement, or (vi) prior to the Offer Acceptance Time (as defined in the Merger Agreement) the other party breaches its representations, warranties or covenants in the Merger Agreement in a way that would cause certain conditions of the Offer not to be satisfied, subject to the right of the breaching party to cure the breach as set forth in the Merger Agreement. In addition, CTI may terminate the Merger Agreement, subject to compliance with specified process and notice requirements, in order to enter into an agreement with a third party who has made a “Superior Offer” (as defined in the Merger Agreement), and Sobi may terminate the Merger Agreement if (x) CTI’s board of directors has changed its recommendation in favor of the Offer and the Merger, failed to include its recommendation in the Schedule 14D-9, failed to publicly reaffirm its recommendation within five business days when requested by Sobi or has taken certain other specified actions described in the Merger Agreement (each a “Company Adverse Recommendation Change”) or (y) CTI has materially breached its obligations in respect of the non-solicitation provisions in the Merger Agreement.

In the event of a termination of the Merger Agreement under certain specified circumstances, including (i) termination by CTI to enter into an agreement providing for a Superior Offer (provided that CTI did not materially breach its non-solicitation obligations in any manner that results in such Superior Offer), (ii) termination by Sobi following a Company Adverse Recommendation Change, (iii) termination by Sobi due to the CTI board of directors’ failure to include its recommendation in the Schedule 14D-9, (iv) termination by Sobi because CTI has materially breached its obligations in respect of the non-solicitation provisions in the Merger Agreement, or (v) termination by either CTI or Sobi if the closing of the transactions contemplated by the Merger Agreement has not occurred by the Outside Date or termination by Sobi prior to the Offer Acceptance Time if CTI breaches its representations, warranties or covenants in the Merger Agreement in a way that would cause certain conditions of the Offer not to be satisfied (subject to CTI’s right to cure the breach as set forth in the Merger Agreement prior to such time of termination), and (A) a bona fide “Acquisition Proposal” (as defined in the Merger Agreement) has been publicly disclosed after the date of the Merger Agreement and (B) within twelve months following such termination, CTI signs a definitive agreement for an Acquisition Proposal or consummates an Acquisition Proposal, in each case of the foregoing clauses (i)-(v), CTI is required to pay Sobi a termination fee equal to $59,000,000.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

Tender and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, certain of CTI’s stockholders (each a “Tendering Stockholder”) entered into a Tender and Support Agreement (the “Support Agreement”) with Sobi and Purchaser, pursuant to which each Tendering Stockholders agreed, among other things, to tender his or its Shares subject to the Support Agreement pursuant to the Offer and, if necessary, vote his or its Shares (i) in favor of (A) the approval and adoption of the Merger Agreement and the transactions contemplated thereunder or any other transaction pursuant to which Sobi proposes to acquire CTI in which CTI’s stockholders would receive aggregate cash consideration per Share equal to or greater than the cash consideration to be received by such stockholders in the Offer and the Merger and, (B) in the event any vote or consent of CTI’s stockholders is required to adopt the Merger Agreement or the transactions contemplated thereby, any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, and (ii) against any (A) action or agreement which is intended or would reasonably be expected to impede, delay, postpone, interfere with, nullify or prevent in any material respect the Offer or the Merger, (B) Acquisition

Proposal or action in furtherance thereof, (C) amendment to CTI’s certificate of incorporation or bylaws, (D) material change to the capitalization of CTI, (E) change in a majority of CTI’s board of directors or (F) action, proposal, transaction or agreement that would reasonably be expect to result in a breach of any covenant, representation or warranty or any other obligation of any Tendering Stockholder under the Support Agreement. In general, no Tendering Stockholders may propose, commit or agree to take any action inconsistent with any of the foregoing clauses (i) or (ii).

Each Tendering Stockholder also agrees that, except as provided in the Support Agreements, it will not (i) deposit (or permit the deposit of) any Shares or shares of CTI preferred stock subject to the Support Agreement (including shares of CTI preferred stock that are converted into Shares after the date of the Support Agreement) (collectively, the “Subject Shares”) in a voting trust or grant any proxy or power of attorney or enter into any voting agreement or similar agreement with respect to any of the Subject Shares or otherwise enter into any contract with respect to any transfer or proposed transfer of such Subject Shares or any interest therein, or (ii) take or permit any other action that would in any way restrict, limit or interfere with the performance of such Tendering Stockholder’s obligations under the Support Agreement or otherwise make any representation or warranty of such Tendering Stockholder under the Support Agreement untrue or incorrect.

As of May 4, 2023, approximately 6.7% of the outstanding Shares are subject to the Support Agreement. The Support Agreement generally provides for termination upon the earlier of (i) the valid termination of the Merger Agreement, (ii) the effectiveness of the Merger at the Effective Time, (iii) the acquisition by Sobi of all the Subject Shares of the Tendering Stockholders, whether pursuant to the Offer, the Merger or otherwise, (iv) any amendment, change or waiver to the Merger Agreement that is effected without each Tendering Stockholder’s consent that changes the amount, form or timing (except with respect to extensions of the Offer in accordance with the terms of the Merger Agreement) of consideration payable to all of CTI’s stockholders or (v) the mutual written agreement of Sobi and each Tendering Stockholder.

This summary is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On May 9, 2023, CTI’s board of directors approved an amendment to the CTI’s Amended and Restated Bylaws, dated as of April 13, 2020 (as further amended, the “Bylaws”), to add a new Article XIII, Section 13.1 forum selection provision (the “Forum Selection Amendment”).

The Forum Selection Amendment provides that, unless CTI consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of CTI, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of CTI to CTI or its stockholders, (iii) any action asserting a claim against CTI or any of its current or former directors, officers, stockholders, employees or agents arising out of or relating to any provision of the General Corporation Law of the State of Delaware, the CTI’s certificate of incorporation or the Bylaws (each, as in effect from time to time), or (iv) any action asserting a claim against CTI or any of its current or former directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware. In the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the Forum Selection Amendment provides that sole and exclusive forum for such action or proceeding will be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein.

This summary is qualified in its entirety by reference to the Forum Selection Amendment, which is filed as Exhibit 3.1 hereto and incorporated by reference herein.

Item 8.01	Other Events.

On May 10, 2023, CTI issued a press release announcing the execution of the Merger Agreement and certain other information. A copy of the press release is attached to this Current Report as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated May 10, 2023, among CTI BioPharma Corp., Swedish Orphan Biovitrum AB (publ) and Cleopatra Acquisition Corp.*

3.1	CTI BioPharma Corp.’s Amended and Restated Bylaws, dated May 9, 2023

99.1	Tender and Support Agreement, dated May 10, 2023, among Swedish Orphan Biovitrum AB (publ), Cleopatra Acquisition Corp. and certain stockholders of CTI BioPharma Corp.

99.2	Press Release of CTI BioPharma Corp., dated May 10, 2023

104	Cover page Interactive Data File (embedded within the Inline XBRL document).

*

Schedules to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules to the U.S. Securities and Exchange Commission upon request.

*        *        *

Additional Information

The foregoing description of the Merger Agreement and the Support Agreements is not complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 2.1 to this report, and the Support Agreement, which is attached as Exhibit 99.1 to this report, both of which are incorporated herein by reference.

The Merger Agreement and the foregoing description have been included to provide investors and stockholders with information regarding the terms of these agreements. They are not intended to provide any other factual information about CTI. The representations, warranties and covenants contained in each of these documents were or will be made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreements and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing descriptions, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Notice to Investors and Security Holders

The tender offer described in this Current Report on Form 8-K has not yet commenced. This Current Report on Form 8-K is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of CTI BioPharma Corp. (“CTI”), nor is it a substitute for any tender offer materials that CTI or Swedish Orphan Biovitrum AB (together with its subsidiaries, “Sobi”) will file with the SEC. A solicitation and an offer to buy shares of CTI will be made only pursuant to an offer to purchase and related materials that Sobi intends to file with the SEC. At the time the tender offer is commenced, Sobi will file a Tender Offer Statement on Schedule TO with the SEC, and CTI will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. CTI’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of CTI at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Sobi or CTI. Free copies of these materials and certain other offering documents will be made available by CTI by mail to CTI BioPharma Corp., 3101 Western Ave #800, Seattle, WA 98121, Attention: Investor Relations, by email at invest@ctibiopharm.com, or by directing requests for such materials to the information agent for the offer, which will be named in the tender offer materials. Copies of the documents filed with the SEC by CTI will be available free of charge under the “Investor Relations” section of CTI’s internet website at https://investors.ctibiopharma.com/.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Sobi and CTI file periodic reports and other information with the SEC. Sobi’s and CTI’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements related to CTI, Sobi and the proposed acquisition of CTI by Sobi (the “Transaction”) that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend”, “goal,” “may”, “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this Current Report on Form 8-K, CTI’s forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the Transaction; statements about the expected timetable for completing the transaction; CTI’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of CTI and Sobi, the ability to successfully commercialize VONJO and generate future revenues with respect to VONJO, and the anticipated timing of the closing of the Transaction.

Forward-looking statements are subject to certain risks, uncertainties, or other factors that are difficult to predict and could cause actual events or results to differ materially from those indicated in any such statements due to a number of risks and uncertainties. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of CTI’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transaction; the effects of the Transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; that Sobi may not realize the potential benefits of the Transaction; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; Transaction costs; actual or contingent liabilities; and other risks listed under the heading “Risk Factors” in CTI’s periodic reports filed with the U.S. Securities and Exchange Commission, including current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by CTI and the Schedule TO and related tender offer documents to be filed by Sobi and Cleopatra Acquisition Corp., a wholly owned subsidiary of Sobi. You should not place undue reliance on these statements. All forward-looking statements are based on information currently available to CTI and Sobi, and CTI and Sobi disclaim any obligation to update the information contained in this Current Report on Form 8-K as new information becomes available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CTI BioPharma Corp.

By:	/s/ David H. Kirske
Name: David H. Kirske Title: Chief Financial Officer

Dated: May 10, 2023

[Signature Page to CTI BioPharma Corp. Form 8-K]